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                         November 7, 2023

       Dato    Sri Liew Kok Leong
       Chief Executive Officer
       ARB IOT Group Ltd
       2F-09, Pusat Perdagangan IOI
       No. 1 Persiaran Puchong Jaya Selatan
       Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia

                                                        Re: ARB IOT Group Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed October 31,
2023
                                                            File No. 333-275235

       Dear Dato    Sri Liew Kok Leong:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Marion
Graham at 202-551-6521 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology